

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 22, 2007

Edward S. Forman, Esq.
Executive Vice President, General Counsel and Secretary
Duff & Phelps Corporation
909 Third Avenue, 12th Floor
New York, New York 10022

> **Re:** **Duff & Phelps Corporation**
> **Form S-1**
> **Filed May 23, 2007**
> **File No. 333-143205**

Dear Mr. Forman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that you should include the price range and all other required information (e.g, executive compensation disclosure) in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Refer

to Items 501(b)(2) and 501(b)(3) of Regulation S-K and Rule 430A of
Regulation C.

2.   Please furnish in your response letter a statement as to whether or not the amount
of compensation to be allowed or paid to the underwriter has been cleared with
the NASD. Prior to the effectiveness of this registration statement, please provide
us with a copy of the letter informing that the NASD has no objections.

3.   We encourage you to file all exhibits with your next amendment or otherwise
furnish us drafts of your legality opinion and underwriting agreement. We must
review these documents before the registration statement is declared effective,
and we may have additional comments.

Prospectus Cover page

4.   We note the third paragraph on this page. The significance of this paragraph is
not apparent and should either be deleted or clarified.

Prospectus Summary, page 1
Our Structure, page 5

5.   Briefly highlight the reasons for the reorganization.

The Offering, page 6

6.   Quantify the amount of proceeds being paid to each of your executive officers and
directors. We note your later disclosure under "Related Party Transactions."

Risk Factors, page 10

7.   We note the net loss for quarter ended March 31, 2007 and for the year ended
December 31, 2005. Consideration should be given to including a risk factor
highlighting your recent losses and the possibility that losses could continue for
future periods.

Risks Related to Our Business, page 10

The financial advisory and investment banking industries are highly competitive, and we may not be able to compete effectively, page 10

8.   Explain why you are not able to predict the effect the expiration of the non-competition agreement with PwC will have on your business.

Risks Related to Our Organization and Structure, page 19

Duff & Phelps Corporation is controlled by the existing unitholders of D&P Acquisitions, …, page 19

9.   We note that existing unitholders of D&P Acquisitions are entitled to a certain percentage of the "economic returns" of D&P Acquisitions. Explain the meaning and significance of the phrase "economic returns."

We will be required to pay the existing unitholders of D&P Acquisitions for certain tax benefits we may claim arising in connection with this offering and related transactions…, page 19

10.   Please discuss the purpose of the arrangement discussed in this risk factor and how it will affect the resultant relative tax burden of all members of D&P Acquisitions (i.e., how Duff & Phelps Corporation's tax burden will be affected as compared to each of the other members of D&P Acquisitions). For example, with respect to the taxable income to be recognized by D&P Acquisitions, could this arrangement result in net taxes due by Duff & Phelps Corporation while the other members would receive tax refunds?

Our Structure, page 25
Recapitalization Transactions, page 25

11.   It is not clear from your current disclosure why public shareholders will not be investing directly in the operating company, D&P Acquisitions. Explain the primary reasons (e.g. tax concerns of your existing unitholders) for your corporate recapitalization.

12.   Please provide more detail with respect to each of the Recapitalization Transactions to be effected (e.g., how will the rights of each class of members change as a result of converting their current membership interests into the New Class A Units?).

13.   Please disclose the total number of New Class A Units that will be issued and outstanding at the time that such Recapitalization Transactions are completed.

Holding Company Structure, page 26

14.   We note your last sentence of this section urging investors to consult their own tax advisors to determine the effects of state, local and non-U.S. tax laws. It is not clear from the preceding disclosure whether the company anticipates there being material federal income tax consequences to investors in offering or material tax consequences to the company as a result of the recapitalization. Please clarify.

Use of Proceeds, page 28

15.   Explain why management intends on using proceeds from this offering to repurchase New Class A units held by existing unitholders. In addition if material, separately quantify any amounts to be received by each of your existing executive officers and directors.

Unaudited Consolidated Pro Forma Statements of Operations, page 34

16.   We refer to pro forma adjustment 2. It is not clear why you have determined it is appropriate to eliminate these expense identified in the note. Please delete this adjustment or tell us why you believe it meets the criteria in Article 11 of Regulation S-X. If you continue to believe that it meets the criteria in Article 11 as an acceptable pro forma adjustment, revise to clarify the amount of each component included in the adjustment.

17.   We refer to pro forma adjustment 3, which excludes integration costs included in the historical financial statements. It is not clear why you have determined it is appropriate to eliminate this expense. Please delete this adjustment or tell us why you believe it meets the criteria in Article 11 of Regulation S-X.

18.   Please revise to include an adjustment to your historical financial statements to reflect the impact that the change in corporate structure will have on your provision for income taxes.

19.   Disclose how you determine net income available to holders of Class A common stock in calculating earnings per share.

20.   Disclose how you will present the new Class A units issued by D&P Acquisition in the balance sheet of Duff & Phelps Corporation subsequent to the restructuring transactions. Identify the accounting literature you considered in determining the appropriate accounting treatment for units and tell us how you applied the guidance to these financial instruments.

Selected Consolidated Financial and Operating Data, page 36

21.   Move adjusted EBITDA from the face of the statements of operations to another section of the table of financial data, such as a section labeled "other financial data." Your current presentation results in presenting a non-GAAP measure on the face of your financial statements, which is prohibited by Item 10 of Regulation S-K. Also revise the information in the Summary Consolidated Financial Data at page 7.

22.   Refer to your disclosures in note (5) regarding management's use of the non-GAAP measure labeled Adjusted EBITDA. Disclose in more detail why you believe this measure is a useful indicator of operating performance since it excludes the impact of capital items that are necessary to generate revenues. This measure also omits equity based compensation which are recurring charges. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: www.sec.gov/divisions/corpfin/ faqs/nongaapfaq.htm. If you present a non-GAAP measure that excludes recurring items, you must provide detailed disclosures why management believes this performance measure is useful. Please expand your disclosures to address the following:

        •   the economic substance behind management's decision to use such a measure;
        •   the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss);

- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- explain why you believe adjusted EBITDA provides useful information to investors. Since capital items are a necessary expenditure to enable you to generate revenues, please address in your disclosure why a financial measure that omits these expenditures is a relevant and useful measure of operating performance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39
Equity-based Compensation, page 43

23.   Tell us how you determined the fair value of your outstanding equity units issued as compensation as of December 31, 2006 and March 31, 2007, and for any units granted through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value.   In order to help us evaluate your estimates, please provide a schedule showing for each class of equity unit:

- the grant dates;
- the grantees;
- vesting terms;
- estimated fair value of the units;
- the total amount of compensation cost; and
- the amount recognized as expense.

We may have additional comments when you disclose the anticipated offering price.

24.   Expand the disclosure of stock-based compensation to include a discussion of the significant factors, assumptions and methodologies used in determining fair value of your equity units during 2006 and the subsequent interim period in 2007.

25.   Disclose the number of units outstanding for each class of units and the fair value of the units at the most recent balance sheet included in the registration statement.

Net Income/Loss, page 48

26.   We note that, as a limited liability company, Duff & Phelps Acquisitions, LLC
        and subsidiaries was not subject to federal tax consequences. However, please
        revise to describe the impact that becoming a corporation subject to the federal
        tax laws will have on your future results.

Critical Accounting Policies, page 57

27.   The disclosures of your critical accounting policies are virtually identical to the
        accounting policies disclosed in the notes to your financial statements. Rather
        than describing the method used to apply an accounting principle, the discussion
        of your critical accounting estimates should present an analysis of the
        uncertainties involved in applying a principle at a given time or the variability that
        is reasonably likely to result from its application over time. Revise to clarify why
        the accounting estimates and assumptions bear a risk of change and discuss how
        you arrived at the estimates used, how accurate the estimates and assumptions
        have been in the past, how much the estimates and assumptions have changed in
        the past, and whether they are reasonably likely to change in the future. This
        discussion should include material quantitative information and sensitivity
        analysis. For additional guidance, refer to Item 303 of Regulation S-K as well as
        section V of the Commission's Interpretive Release on Management's Discussion
        and Analysis of Financial Condition and Results of Operations," which is located
        on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Compensation Discussion & Analysis, page 79

28.   Substantially revise this section to discuss the factors outlined in Item 402(b)(1)
        and (2) of Regulation S-K in the context of the actual compensation paid to your
        named executive officers in 2006.

29.   Identify the members of the peer group developed by Watson Wyatt. So that
        investors may understand the kind of benchmarking information you used in
        determining annual executive compensation, identify all of the companies and
        their respective industries that were considered for purposes of benchmarking the
        elements of the named executive officers' compensation. See Regulation S-K
        Item 402(a)(v) and (b)(2)(xiv). Additionally, please identify the specific elements
        benchmarked or state that you benchmarked total compensation.

30.   Describe the nature of the recommendations of Watson Wyatt that were reviewed
        and approved by the board of managers. If such recommendations differed as to
        time period, please specify each time period and the manner(s) in which they
        differed. –For further guidance, please see Item 403(e)(3) of Regulation S-K.

Objectives of Our Compensation Program, page 80

31.   State clearly whether the compensation committee or the full board will make the
        final compensation decisions.

32.   Explain in detail how the company's compensation plans have tied, and will in
        the future tie, executive compensation to financial performance. We note earlier
        that management has used Adjusted EBITDA for compensation decisions but
        only revenue and earnings growth are briefly mentioned here. We note your
        reference to "measurable corporate and individual performance goals and
        objectives." Identify these objectives unless doing so would cause the company
        material competitive harm. If you believe material competitive harm will result,
        tell us in your response letter the specific reasons why, in accordance with the
        analysis set forth in Instruction 4 to Item 402(b). If your analysis results in your
        determination that such performance-related factors are properly excluded from
        disclosure, please provide the alternate disclosure provided for in the same
        Instruction.

33.   Identify the "competitive companies," "peer group" and "benchmarks" discussed
        in this subsection.

Executive Compensation Components, page 81

34.   We note your discussion beginning on page 81 relating to the company's
        compensation program on a going-forward basis. So that investors may
        understand the kind of benchmarking information you will use in determining
        annual executive compensation, identify all of the companies and their respective
        industries that were considered for purposes of benchmarking the elements of the
        named executive officers' compensation. See Regulation S-K Item 402(a)(v) and
        (b)(2)(xiv).

        For all performance-based compensation elements that are discussed, please
        clarify the specific metrics used for each named executive officer. Please clarify
        what those objectives were and the levels set for 2006. Clarify what goals and

targets were exceeded, achieved or underachieved for each named executive officer and how the performance results for each element support the bonus.

35.   We note the use of EBITDA in determining the amounts of the named executive officers' bonuses but earlier you mention that Adjusted EBITDA is used. Please reconcile.

2007 Grants, page 82

36.   Discuss how the board of managers determined the option grant amounts and how these grants were consistent with the company's compensation objectives. For example, clarify how these grants compared to similar grants at the peer group of companies. Discuss whether these grants will continue in future years and whether the amounts are expected to be consistent with what was granted in anticipation of this offering.

2006 Summary Compensation Table, page 82

37.   Upon completion of this table and the other information required by Item 402 of Regulation S-K (e.g. description of the material terms of your employment agreements), we may have additional comment.

Other Compensation, page 83

38.   Clarify how you know that the types and amounts of benefits and perquisites offered to the company's executive officers is "in line with the median levels for comparable companies."

Related Party Transactions, page 86

39.   Please disclose whether the company has already determined the portion (on a percentage basis) of net proceeds to be used for the redemptions discussed in this section. If so, please discuss the factors considered in order to determine such percentage.

40.   Please specify the total number of New Class A Units that will be outstanding upon effectiveness of the registration statement.

41.   Discuss how the number of New Class A Units to be redeemed in each case will
        be determined (e.g., according to a formula?).

Shares Eligible for Future Resale, page 98

42.   We note the statement contained in the penultimate paragraph on this page that
        vesting events are to be discussed in the section entitled "Related Party
        Transactions—Third Amended and Restated Limited Liability Company
        Agreement of D&P Acquisitions." We were unable to locate such disclosure.
        Please advise or revise.

Underwriting, page 102

43.   We note the existence of a directed share program to be administered by UBS
        Financial Services. Disclose whether you have agreed to indemnify the
        underwriter for the failure of participants in the directed share program to pay for
        and accept delivery of the shares they have agreed to purchase. If so, tell us in
        your response letter why you believe that the entire offering is being made on a
        firm commitment basis.

Duff & Phelps Acquisitions, LLC and Subsidiaries
Financial Statements, page F-1

44.   Disclose in the index to the financial statements, that the financial statements of
        Duff & Phelps Corporation have been omitted because the entity has not
        commenced operations and has no activities except in connection with its
        formation, as disclosed at page 25. Disclose whether the registrant has any assets
        or liabilities. Also disclose any contingent liabilities and commitments in
        reasonable detail.

Balance Sheet as of March 31, 2007, page F-2

45.   Include a pro forma balance sheet presented in a separate column along side the
        historical balance sheet to show the redemption of units from offering proceeds.
        The pro forma balance sheet should not reflect the proceeds from the offering.

Consolidated Statements of Operations, page F-30

46.   Present pro forma tax and earnings per unit information on the face of the statement of operations for all periods to reflect the impact of the change to a taxable entity or explain why you omitted this information.

Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-34
(e) Revenue Recognition, page F-35

47.   Describe for us the types of engagements where you use the proportional performance method to recognize revenue. Discuss the typical terms of these arrangements and explain how you recognize revenue and related costs.

48.   Expand your revenue recognition policy to disclose the nature of services typically provided under fixed fee arrangements. Disclose the specific method you use to measure the estimates of work completed. Disclose how you account for anticipated losses on contracts. Also expand the disclosure of your revenue recognition policies in the critical accounting policies section at page 58 to discuss the estimates and assumptions involved in evaluating the profitability and stage of completion of projects.

49.   Describe for us the types of contracts that include multiple services. Discuss how you identify and account for multiple deliverables. Also discuss how you evaluate if there is sufficient evidence to value and account for services on a separate basis.

50.   Disclose in your revenue recognition policy how you identify contract elements permitting separate revenue recognition and describe how there are distinguished. Explain how contract revenue is allocated among the separate services. Also expand the disclosure in the critical accounting policies section to discuss the estimates and assumptions involved recognizing revenue for separate services.

(p) Accounting for Equity-Based Compensation, page F-38

51.   We note your reference to FIN 28, which was superseded by SFAS No. 123(R). Please delete or revise accordingly throughout the document.

Note 3. Significant Transactions, page F-41

52.   In accordance with paragraph 51(b) of SFAS No. 141, disclose the primary
        reasons for acquisitions of Chanin Capital Partners LLC and Standard & Poor's
        Corporate Value Consulting, including a description of the factors that
        contributed to a purchase prices that resulted in recognition of goodwill.

Note 4. Allowance for Doubtful Accounts, page F-44

53.   Please revise to clarify the nature of the $2,795 provision added to your allowance
        for doubtful accounts in 2006.

Note 6. Goodwill and Other Intangible Assets, page F-45

54.   We refer to the indefinite-lived intangible asset included in the table presented on
        page F-45. It appears that you have assigned an indefinite life to the Duff &
        Phelps trade name in connection with the purchase of Webster's 73% interest in
        March of 2004. Tell us how you applied the factors in paragraph 11 of SFAS
        No. 142 in concluding that the trade name has an indefinite useful life.

55.   Tell us how you determined the fair value of the customer lists acquired from
        CVC and how you determined their estimated useful lives using the guidance in
        SFAS No. 142.

Note 16. Segment Information, page F-60

56.   Disclose total revenues attributed to foreign countries and by individual foreign
        country, if material. Refer to paragraph 38 of SFAS No. 131.

Chanin Capital Partners LLC
Notes to Financial Statements, page F-65
Note 5. Stock Appreciation Rights, page F-67

57.   Disclose how you account for stock appreciation rights. Clarify whether these
        awards are accounted for as equity or liabilities. Tell us how you applied the
        guidance in SFAS No. 123(R) to determine the appropriate accounting treatment.

58.   Revise to provide all of the disclosures required by paragraphs 64-65 and A240-
        A242 of SFAS No. 123(R).

Standard & Poor's Corporate Value Consulting

Notes to Financial Statements, page F-65
Revenue Recognition, page F-74

59.   Describe for us the types of engagements where you use the proportional
        performance method to recognize revenue. Discuss the typical terms of these
        arrangements and explain how you recognize revenue and related costs.

60.   Describe for us the types of contracts that include multiple services. Discuss how
        you identify and account for multiple deliverables. Also discuss how you evaluate
        if there is sufficient evidence to value and account for services on a separate basis.

61.   Expand your revenue recognition policy to provide a more detailed description of
        how you account for fixed fee arrangements and contracts to deliver multiple
        services.

Signatures

62.   With your next amendment, please provide the signature of your principal
        accounting officer, as required by the instructions to Form S-1.

                            *   *   *   *

        Please amend your Form S-1 in response to these comments. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the Company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: David J. Goldschmidt, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile: (917) 777-3574